

BUILDING BRANDS
BUILDING PROFITS

UFP TECHNOLOGIES

2007 ANNUAL REPORT

2007 ANNUAL REPORT

CONTENTS

UFP Technologies, Inc. (Nasdaq: UFPT) is a leading supplier of custom-engineered packaging solutions and component products.

We create a broad array of interior protective packaging solutions using molded and fabricated foam plastics, vacuum formed plastics and molded fiber. We also provide engineered component solutions using the latest laminating, molding and fabricating technologies. We market these solutions through our three brands: United Foam, Molded Fiber and Simco Automotive.

Our customers include leading companies in six target markets: Automotive, Computers & Electronics, Medical, Aerospace & Defense, Consumer and Industrial. Learn more about us at www.ufpt.com.


UFP

DEAR FELLOW SHAREHOLDER:

2007 was another year of record earnings for UFP Technologies; our net income was 65% greater than our previous high set in 2006. That fact alone would have made this year a success. But it's far from our only accomplishment. Across our company, 2007 was about finding new and better ways to create value for all of our stakeholders. Here are a few of the stories behind our strong performance.

CREATING VALUE IN OUR PLANTS

In 2007, we continued to improve our manufacturing performance through a series of initiatives designed to cut costs and streamline operations. In our 11 plants around the country, we're constantly working to improve the speed and quality with which we deliver products and services. Once we identify best practices in one plant, we have a system in place to share that information quickly throughout the company, so other plants can take advantage of these innovations.

Whether breakthrough ideas or incremental steps, a steady stream of operational improvements helps to sharpen our competitive edge and increase margins, as this year's earnings jump shows. That's why, in our plants, maximizing the quality and efficiency of every task and process will always be a core goal.

CREATING VALUE FOR OUR CUSTOMERS

Another key to our strong earnings was our success in improving the quality of our book of business—replacing lower margin business with higher value, higher margin applications. For the past several years, we've been moving away from basic commodity work, toward more complex programs where our unique capabilities can add the most value.

In some cases that might mean solving more of our customers' business problems, with value-added services like fulfillment, packing and shipping. More often, it means delivering more sophisticated solutions that make the best use of our materials, engineering and fabrication expertise. We don't want to be a supplier of simple, non-differentiated solutions. We want to solve the most difficult product and packaging challenges our customers are facing. In fact, the tougher the challenge, the better the fit for UFP.

CREATING VALUE FOR OUR SHAREHOLDERS

We've worked hard to strengthen our balance sheet, building our cash reserves and reducing debt. By year-end, our cash balance exceeded our debt by more than $1 million, a $9 million improvement over the prior year. This gives us a solid platform to grow through development of new products and investment in new technologies. It also positions us well to pursue

OPERATING INCOME


$2,144
$2,171
$5,054
$7,247
2004
2005
2006
2007

SALES


$68,624
$83,962
$93,749
$93,595
2004
2005
2006
2007

EARNINGS PER SHARE


$0.17
$0.14
$0.45
$0.71
2004
2005
2006
2007

acquisitions, such as the one we finalized in January 2008: a deal for Stephenson & Lawyer, a longtime leader in our industry.

In many ways, it's a classic UFP acquisition that allows us to further leverage our size and national presence. S&L brings a complementary product line that expands our range of solutions. They bring a large, well-equipped factory that adds significantly to our manufacturing capabilities. They bring a knowledgeable, customer-focused management team that's a good fit with our own. And they bring tremendous growth potential that we've already begun to unlock, through improved operating efficiencies and a revitalized new business pipeline.

CREATING VALUE THROUGH OUR MARKETING

2007 was our first full year of marketing through our three brands: United Foam, Molded Fiber and Simco Automotive. This structure has enabled us to target our marketing efforts more precisely, and articulate our advantages to prospects much more clearly.

We created separate websites for each brand, enabling customers to easily locate and act on the information that's most relevant to them. This online strategy is paying off in higher traffic, and a rise in electronic inquiries and orders. A growing pipeline of new qualified leads helps improve the efficiency of our sales efforts, which in turn should help drive internal growth. You can learn more about each product group in the following pages.

As I look ahead, I see much room for optimism. While the overall economy for 2008 looks challenging, many of our key markets, such as medical and military, remain strong. The heightened environmental awareness of corporate America is increasing demand for our molded fiber solutions. We will also continue our search for strategic acquisition targets; with our strong balance sheet, we know we can respond quickly.

And, of course, our talented and dedicated people will continue to innovate, think big, and find even better solutions to even bigger customer challenges. They remain, as always, the ultimate reason for our success. I thank each and every one of them. And I thank you for your support of UFP Technologies.

Sincerely,

R. Jeffrey Bailly
Chairman, CEO and President



UNITED FOAM

OVERVIEW

The flagship brand of UFP Technologies, United Foam is North America's premier specialty foam fabricator. We specialize in helping to solve our customers' most demanding packaging and component manufacturing challenges, often by combining foam with other materials such as specialty fabrics, thermoformed plastic, plastic corrugated and even wood. Using the industry's most advanced materials and conversion techniques, we engineer cost-effective, high-performance solutions in eight fabrication facilities for more than 1,000 customers throughout North America and Europe.

KEY MARKETS

United Foam primarily serves six markets: Computers & Electronics, Medical & Scientific, Aerospace & Defense, Automotive, Consumer and Industrial.

MAJOR PRODUCTS

Our solutions generally fall into one of three categories: packaging, components or end products. Our packaging engineers have created optimal solutions for literally thousands of applications. Specific product lines include protective packaging, returnable and reusable packaging, clean room packaging for medical products, and thermoformed packaging for applications such as material handling trays and consumer products.

BRANDED PRODUCTS

In addition to the packaging and component products described here, UFP develops its own branded foam products. Here are two examples:

T-TUBES™

A revolutionary insulation system for stainless steel process lines in clean environments, it's the world's only pipe insulation that meets the highest regulatory standards for clean room materials, including FM 4910 and FM 4924.

PRO-STICKS™

One of many fine UFP beauty products for professional and retail markets, this reusable nail care solution features ergonomically-designed handles for improved performance, and disposable abrasive stickers for greater sanitation.

United Foam produces packaging and component solutions from a wide range of foams, vacuum-formed plastics and specialty fabrics.

Our foams are also commonly used as components within end products; we can engineer anything from padding in sports equipment to pieces of sterile medical devices. Other major products include custom case inserts, where our precision fabrication capabilities enable us to deliver unparalleled quality. We are also a leading supplier and innovator of tool control solutions, such as two-color foam inserts that are custom-fabricated for easy visual identification and accountability.

COMPETITIVE STRENGTHS

United Foam has expertise in – and access to – all families of foamed plastics. No one is better at matching innovative new materials to customer needs, then applying engineering and fabrication skills to create the ideal solution. With a unique ability to process complex materials, we can meet product and packaging challenges that demand the highest levels of quality and precision.

STRATEGY AND OUTLOOK

With our cutting-edge materials and conversion capabilities, we expect to see continued strong demand in several of our key markets, including Medical and Defense. Demand for tool control kits, a key UFP product for decades, should also remain strong. At United Foam, we have more engineering personnel than salespeople. We believe that this engineering focus, combined with our knowledge of materials and breadth of manufacturing capabilities (including clean room fabrication), will help us extend our market leadership.





With our precision fabrication skills, we provide custom case inserts of unrivaled quality.

In our clean room facilities, we manufacture a wide range of specialty medical packaging solutions.

From air filters to sound absorption products, United Foam can meet just about any foam fabrication challenge.



MOLDED FIBER

OVERVIEW

Holder of many industry patents, Molded Fiber is North America's leading producer of interior packaging solutions made from 100% recycled paper. Our cost-effective, sustainable solutions reduce labor and save space while providing excellent protection.

KEY MARKETS SERVED

We primarily serve the Computers & Electronics, Medical & Scientific, Industrial and Consumer markets.

MAJOR PRODUCTS

Our molded pulp packaging is ideal for light computer peripherals and electronics, such as printers and mobile phones. It's also excellent for medical and scientific products, such as glucose monitors and test kits. For the consumer market, we create products such as Wine Packs®, candle packs, and Cushion Cubes®, an environmentally sensitive alternative to foam peanuts.

COMPETITIVE STRENGTHS

We pioneered the process for converting recycled paper into highly cost-effective, durable and environmentally friendly interior packaging solutions. Our Iowa plant has greater manufacturing capacity than any North American competitor.

STRATEGY AND OUTLOOK

As environmental issues grow in importance, more companies are striving to find sustainable packaging solutions. This should translate into increased demand for our durable, recyclable molded fiber solutions.

Molded Fiber designs and manufactures industry-leading packaging solutions with 100% recycled paper.





SIMCO AUTOMOTIVE

OVERVIEW

Simco Automotive provides high-quality development, engineering and manufacturing services for interior trim and structural components.

KEY MARKETS SERVED

It's right there in our name: Automotive!

MAJOR PRODUCTS

Our products include unique glass fiber composite sunshades, and door components such as bolsters, armrests, and structural door panels. Our load floors are functional weight-carrying components placed in the rear of the vehicle. Other molded components include seat backs, center consoles, package trays and trunk liners.

Simco Automotive creates unique interior car components from a wide range of advanced materials.

COMPETITIVE STRENGTHS

Our precision molded components are often lighter and stronger, or have fewer moving parts, allowing our customers to take cost and weight out of their vehicles. Our research and development team stays on the leading edge of advanced materials, enabling us to provide the innovative solutions that our customers need to differentiate their products in a highly competitive market.

STRATEGY AND OUTLOOK

The automotive market remains challenging. But with more than 35 years of experience, substantial in-house capabilities and the resources of a $100 million public company, Simco is well-positioned to compete. Our ability to innovate remains the key, as we continue to create parts that are simpler, more functional and more cost-effective.



SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2007, is derived from the audited consolidated financial statements of the Company. The consolidated financial statements for fiscal years 2004 and 2003 were audited by PricewaterhouseCoopers LLP. The data should be read in conjunction with the consolidated financial statements and the related notes included in this report, and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31 *(in thousands, except per share data)*				
Consolidated statement of operations data:[1, 2]	**2007**	**2006**	**2005**	**2004**	**2003**[3 4]
Net sales	$ 93,595	93,749	83,962	68,624	60,902
Gross profit	22,810	19,237	14,601	13,971	10,724
Operating income (loss)	7,247	5,054	2,171	2,144	(1,508)
Net income (loss)	4,159	2,515	659	871	(1,516)
Diluted earnings (loss) per share	$ 0.71	0.45	0.14	0.17	(0.34)
Weighted average number of diluted shares outstanding	5,861	5,571	5,261	4,995	4,490

	Years Ended December 31 *(in thousands)*				
Consolidated balance sheet data:[1, 2]	**2007**	**2006**	**2005**	**2004**	**2003**
Working capital	$ 14,952	8,236	3,321	1,431	1,209
Total assets	45,553	39,037	44,000	39,632	36,749
Short-term debt and capital lease obligations	1,419	1,767	9,716	9,484	8,173
Long-term debt and capital lease obligations, excluding current portion	6,271	6,921	7,650	7,497	8,119
Total liabilities	21,310	20,412	29,239	25,846	24,058
Stockholders' equity	$ 24,243	18,625	14,761	13,787	12,691

[1] See Note 19 to the consolidated financial statement for segment information.

[2] Amounts include the consolidation of United Development Company Limited, a 26.32%-owned real estate limited partnership. See Note 1 to the consolidated financial statements.

[3] Amounts include restructuring charges of $1.4 million.

[4] In years where the Company reported a net loss, basic and diluted earnings per share and weighted average shares outstanding are the same.

MARKET PRICE

From July 8, 1996, until April 18, 2001, the Company's Common Stock was listed on the Nasdaq National Market under the symbol "UFPT." Since April 19, 2001, the Company's Common Stock has been listed on the Nasdaq Capital Market (formerly known as the Nasdaq Small Cap Market). The following table sets forth the range of high and low quotations for the Common Stock as reported by Nasdaq for the quarterly periods from January 1, 2006, to December 31, 2007:

Fiscal Year Ended December 31, 2006	High	Low
First Quarter	$ 3.70	$ 2.22
Second Quarter	7.69	3.08
Third Quarter	7.99	4.88
Fourth Quarter	5.76	4.15

Fiscal Year Ended December 31, 2007	High	Low
First Quarter	$ 5.78	$ 4.41
Second Quarter	6.43	4.56
Third Quarter	5.88	4.45
Fourth Quarter	8.75	5.03

NUMBER OF STOCKHOLDERS

As of February 19, 2008, there were 102 holders of record of the Company's Common Stock.

Due to the fact that many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

DIVIDENDS

The Company did not pay any dividends in 2007, although prior to becoming a public company in December 1993, the Company had from time to time paid cash dividends on its capital stock. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. The Company's ability to pay dividends is subject to approval by its principal lending institution.

STOCK PLANS

The Company maintains three stock option plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors and advisors. The first plan (1993 Employee Stock Option Plan) provides for the issuance of up to 1,550,000 shares of the Company's Common Stock. The second plan (1993 Director Plan) provided for the issuance of 110,000 shares of the Company's Common Stock to non-employee directors; this plan was frozen with the inception of the 1998 Director Plan, which provides for the issuance of up to 725,000 shares of the Company's Common Stock to non-employee directors. Additional details of these plans are discussed in Note 12 to the consolidated financial statements.

The Company also maintains an Employee Stock Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986.

The Company also maintains a Stock Plan (2003 Equity Incentive Plan) to provide the Company with the ability to offer equity-based incentives to present and future executives and other employees who are in a position to contribute to the long-term success and growth of the Company.

Each of these plans and their amendments have been approved by the Company's stockholders.

Summary plan information as of December 31, 2007, is as follows:

	Number of shares of UFPT common stock to be issued[1]	Weighted average exercise price of outstanding options	Number of shares of UFPT common stock remaining available for future issuance
1993 Employee Plan	723,125	$ 2.30	300,043
1993 Director Plan	5,000	4.00	—
1998 Director Plan	375,683	3.13	118,196
Total Option Plans	**1,103,808**	**$ 2.59**	**418,239**
1998 Employee Stock Purchase Plan	—	—	96,951
2003 Equity Incentive Plan	272,000	—	690,645
Total All Stock Plans	**1,375,808**	**—**	**1,205,835**

[1] Will be issued upon exercise of outstanding options or vesting of stock unit awards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "plan," "estimate" and other expressions which are predictions of or indicate future events and trends and that do not relate to historical matters, identify forward-looking statements. The Company's plans, described below, to execute a program that launched in the fourth quarter of 2004 for an automotive supplier that could be as large as $95 million is an example of a forward-looking statement. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

The $95 million revenue value of the automotive contract is an estimate, based on the automotive supplier's projected needs. The Company cannot guarantee that it will fully benefit from this contract, which is terminable by the automotive supplier for any reason, subject to a cancellation charge that includes, among others, a provision whereby the customer will reimburse the Company for its total capital investment less any depreciation taken. The Company's revenues from this contract are directly dependent on the ability of the automotive supplier to develop, market, and sell its products in a timely, cost-effective manner. If the automotive supplier's needs decrease over the course of the contract, the Company's estimated revenues from this contract may also decrease. Even if the Company generates revenue from the project, the Company cannot guarantee that the project will be profitable, particularly if revenues from the contract are less than expected. Other examples of these risks, uncertainties, and other factors include, without limitation, the following: (i) economic conditions that affect sales of the products of the Company's packaging customers; (ii) actions by the Company's competitors and the ability of the Company to respond to such actions; (iii) the ability of the Company to obtain new customers; and (iv) the ability of the Company to execute and integrate favorable acquisitions. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth elsewhere in this report and changes in general economic conditions, interest rates and the assumptions used in making such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTMENT IN AND ADVANCES TO AFFILIATED PARTNERSHIP

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). In compliance with the provisions of FIN 46(R), the Company has consolidated the financial statements of UDT for all periods presented, because—when including related party ownership—the Company effectively owns greater than 50% of UDT.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	75.6	79.5	82.6
Gross profit	24.4	20.5	17.4
Selling, general and administrative expenses	16.7	15.1	14.8
Operating income	7.7	5.4	2.6
Total other expenses, net	0.5	1.1	1.6
Income before income taxes	7.2	4.3	1.0
Income tax expense	2.8	1.6	0.2
Net income	4.4	2.7	0.8

OVERVIEW

UFP Technologies is an innovative designer and custom converter of foams, plastics and fiber products. The Company serves a myriad of markets, but specifically targets opportunities in the automotive, computers and electronics, medical, aerospace and defense, industrial and consumer markets.

Despite soft sales in the first half of 2007, the Company significantly improved its profit margins throughout the year, enabling it to generate record annual earnings. The Company attributes its profit margin improvements to improvements in the quality of its book of business and reductions in manufacturing costs. Efforts to further improve the quality of its book of business and reduce manufacturing costs remain key tenets of the Company's strategic business plan.

On January 18, 2008, the Company acquired Stephenson & Lawyer, Inc., a Grand Rapids, Michigan-based foam fabricator. Operating out of a 255,000-square-foot manufacturing plant, S&L specializes in the fabrication of technical urethane foams. In addition to significantly adding to the Company's real estate, S&L brings to the Company access to this family of foams, modern manufacturing capabilities and a seasoned management team. The acquisition is an example of the Company's dual strategy of growing its top line organically through a focused marketing plan as well as through strategic acquisitions.

2007 COMPARED TO 2006

The Company's net sales decreased slightly to $93.6 million for the year ended December 31, 2007, from $93.7 million in 2006. While 2007 sales were virtually the same as sales in 2006, there was a shift in product mix. Sales in the Component Products segment decreased approximately 4.2%, largely due to shrinking sales to the automotive market. The Company attributes the reduction in automotive sales to the end of certain programs in its Michigan plant, as well as the maturing of its large southeast automotive program. Sales to the automotive industry declined by approximately $1.9 million. The decline was largely offset by an approximately 4.8% increase in Engineered Packaging segment sales. The Company attributes this increase primarily to approximately $1.3 million in increased sales of case insert products to key accounts.

Gross profit as a percentage of sales ("Gross Margin") increased to 24.4% in 2007 from 20.5% in 2006. The improvement in gross margin is primarily attributable to manufacturing efficiency initiatives, particularly in the Company's automotive operations (Component Products segment). The Company estimates that these initiatives in the automotive operations improved gross margins by approximately 2.0%.

Selling, General and Administrative Expenses ("SG&A") increased 9.7% to $15.6 million for the year ended December 31, 2007, from $14.2 million in 2006. As a percentage of sales, SG&A was 16.7% and 15.1% in the years ended December 31, 2007, and 2006, respectively. The increase in SG&A spending is primarily attributable to increased sales resources of approximately $700,000 (across both business segments) as well as equity-based compensation resulting from the implementation of SFAS No. 123 (R) (Component Product and Packaging segments) of approximately $250,000.

Interest expense decreased to approximately $479,000 for the year ended December 31, 2007, from $964,000 in 2006. The decrease in interest expense is primarily attributable to lower average borrowings partially offset by the impact of higher interest rates.

The Company recorded income tax expense of 38.3% and 37.3% for the years ended December 31, 2007, and 2006, respectively. The higher effective tax rate for 2007 reflects a reduction in the amount of eligible research and development tax credits expected to be taken on the Company's 2007 tax returns. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2007. The Company expects to utilize a significant amount of its federal NOLs when it prepares its 2007 tax returns. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, where appropriate, record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

2006 COMPARED TO 2005

The Company's net sales increased 11.7% to $93.7 million for the year ended December 31, 2006, from $84 million in 2005. Component Product sales increased 15.8% to $55.8 million in 2006, from $48.2 million in 2005. The increase in sales is primarily due to increased sales from recently launched automotive programs, as well as strong demand from customers in the medical and military markets. Packaging sales increased 6.4% to $38.0 million in 2006 from $35.7 million in 2005. The increase in sales is primarily due to stronger demand for electronics packaging products and fiber packaging.

Gross profit as a percentage of sales ("Gross Margin") increased to 20.5% in 2006, from 17.4% in 2005. The improvement in gross margin is primarily attributable to the fixed portion of labor and overhead measured against higher sales in both the Component Product and Packaging segments, and the reduction in labor from 2005 when the Company incurred excess labor associated with the launch of several automotive programs. The material portion of cost-of-sales was slightly higher as a percent of sales in 2006 due primarily to the new automotive programs accounting for a higher portion of sales.

Selling, General and Administrative Expenses ("SG&A") increased 14.1% to $14.2 million for the year ended December 31, 2006, from $12.4 million in 2005. As a percentage of sales, SG&A was 15.1% and 14.8% in the years ended December 31, 2006, and 2005, respectively. The increase in SG&A spending is primarily attributable to equity-based compensation resulting from the implementation of SFAS No. 123 (R) (Component Product and Packaging segments), increased corporate governance and compliance costs (Component Product and Packaging segments) and incremental SG&A within the automotive business unit (Component Product segment).

Interest expense decreased to $964,000 for the year ended December 31, 2006, from approximately $1,041,000 in 2005. The decrease in interest expense is primarily attributable to lower average borrowings partially offset by the impact of higher interest rates.

The Company recorded income tax expense of 37% and 24% for the years ended December 31, 2006, and 2005, respectively. The low effective tax rate for 2005 reflects research and development tax credits taken on the Company's tax returns. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2006. The Company expects to utilize a significant amount of its federal NOLs when it prepares its 2006 tax returns. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, where appropriate, record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operating expenses, capital requirements and growth plan through internally generated cash, bank credit facilities and long-term capital leases.

As of December 31, 2007, and 2006, working capital was approximately $14,952,000 and $8,236,000, respectively. The increase in working capital is primarily attributable to an increase in cash of approximately $8.0 million due to strong cash flow in 2007, partially offset by an increase in accounts payable of approximately $1.1 million due to the timing of year-end check runs and an increase in accrued taxes and other expenses of approximately $760,000 due largely to an increased federal income tax liability. Cash provided from operations was approximately $10.1 million and $12.1 million in 2007 and 2006, respectively. The primary reason for the decrease in cash generated from operations in 2007 is a $3.8 million collection of accounts receivable from December 31, 2005, to December 31, 2006, the majority of which was derived from the customer of a new automotive program partially offset by an increase in net income of approximately $1.6 million. Net cash used in investing activities in 2007 was approximately $2.1 million and was used primarily for the acquisition of new manufacturing equipment as well as the cost of a new roof for the Company's manufacturing plant in Florida (included in $394,000 in cash used in investing activities by UDT). In 2006, the Company spent approximately $300,000 for the acquisition of substantially all of the assets of Stephen Packaging.

On February 28, 2003, the Company obtained a credit facility, which has been amended effective March 24, 2004, June 28, 2004, and November 21, 2005, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $17 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $3.7 million with a seven-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iii) a term loan of $2.3 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under the revolving credit facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. For example, as of December 31, 2007, based upon no revolving credit facility borrowings outstanding and collateral levels, the Company had availability of $12.9 million of credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus a margin that ranges from 1.0% to 1.5%, depending upon Company performance. All borrowings at December 31, 2007, had interest computed at Prime or LIBOR plus 1.0%. Under the amended credit facility, the Company is subject to certain financial covenants, including maximum capital expenditures and minimum fixed-charge coverage. As of December 31, 2007, the Company was in compliance with all of these covenants. The Company's $17 million revolving credit facility, as amended, is due February 28, 2009; the $3.7 million term loan and the $2.3 million mortgage are due November 21, 2011. At December 31, 2007, the interest rate on these facilities ranged from 5.9% to 7.3%.

As a result of the consolidation of UDT, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313, was included within long-term debt in the December 31, 2006 consolidated financial statements. On May 22, 2007, this note was refinanced. The remaining principal balance of $388,356 on the old note was paid in full. The new note is secured by the Florida facility and has a principal balance of $786,000. The note calls for 180 monthly payments of $7,147. The interest rate is fixed at approximately 7.2%. The additional funds of approximately $400,000 were used to fund building improvements in the Florida facility. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not a guarantor and is not subject to any financial covenants under this mortgage note. The outstanding balance on this note at December 31, 2007, is $768,744.

In addition to the above credit facilities, the Company has capital lease debt of $2,317,072 as of December 31, 2007. These loans are secured by specific manufacturing equipment used by the Company and have remaining lives ranging from one to six years and bear interest at rates ranging from 7% to 8%.

The Company has no significant capital commitments in 2008, but plans on adding capacity to enhance operating efficiencies in its manufacturing plants. The Company may consider the acquisition of companies, technologies or products in 2008, which are complementary to its business. The Company believes that its existing resources, including its revolving credit facility, together with cash generated from operations and funds expected to be available to it through any necessary equipment financing and additional bank borrowings, will be sufficient to fund its cash flow requirements through at least the end of 2008. However, there can be no assurances that such financing will be available at favorable terms, if at all.

The Company's primary credit facility expires in February 2009. During 2008, the Company plans to extend the term of its primary credit facility or secure a new credit facility. Although the Company believes it will be successful in accomplishing this objective, there can be no assurances that such financing will be available at favorable terms, if at all.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the Company's contractual obligations at December 31, 2007, and the effect such obligations are expected to have on its cash flow in future periods:

Payments due in:	Operating Leases	Capital Leases	Term Loans	Mortgage Loan	UDT Mortgage	Debt Interest	Supplemental Retirement	Total
2008	$1,761,199	$704,408	$526,572	$156,000	$31,685	$475,879	$148,000	$3,803,743
2009	1,353,216	702,765	526,572	156,000	33,896	376,805	105,000	3,254,254
2010	1,105,329	671,839	526,572	156,000	36,417	279,896	101,000	2,877,053
2011	830,468	238,060	526,572	156,000	39,120	196,997	80,100	2,067,317
2012 & thereafter	1,449,216	—	482,688	1,391,000	627,626	300,806	331,000	4,582,336
	$6,499,428	**$2,317,072**	**$2,588,976**	**$2,015,000**	**$768,744**	**$1,630,383**	**$765,100**	**$16,584,703**

Payments on the United Development Company Limited note are funded through rent payments made by the Company on the Company's Alabama and Florida facilities.

The Company requires cash to pay its operating expenses, purchase capital equipment and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2007, it cannot guarantee that its operations will generate cash in future periods.

The Company does not believe that inflation has had a material impact on its results of operations in the last three years.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.
- **Long-Lived Assets and Intangible Assets** Intangible assets include patents and other intangible assets. Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from eight to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their value may be reduced.

  The estimates of expected cash flows require the Company to make significant judgments regarding future periods that are subject to some factors outside of the Company's control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in material charges to the results of operations.
- **Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances for doubtful accounts are determined by reviewing specific accounts that the Company has deemed are at risk of being uncollectible and other credit risks associated with groups of customers. If the financial condition of the Company's customers were to deteriorate or economic conditions were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required with a resulting charge to results of operations.
- **Inventory** The Company provides reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company fully reserves for inventories deemed obsolete. The Company performs periodic reviews of all inventory items to identify excess inventories on hand by comparing on-hand balances to anticipated usage using recent historical activity, as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems. If estimates of demand diminish or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required with a resulting charge to operations.
- **Deferred Income Taxes** The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates and equity prices. At December 31, 2007, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon the Prime rate (and/or LIBOR) and, therefore, future operations could be affected by interest rate changes; however, the Company believes that the market risk of the debt is minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
UFP Technologies, Inc.
Georgetown, MA

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. Our audit also included the financial statement schedule for the years ended December 31, 2007 and 2006 as listed in the index at Item 15(a)(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UFP Technologies, Inc. as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Carlin, Charron & Rosen, LLP
Westborough, Massachusetts
March 19, 2008

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31 2007	2006
Current assets:		
Cash	$ 9,060,347	$ 1,017,122
Receivables, net	11,795,468	11,628,639
Inventories	5,876,626	5,929,677
Prepaid expenses	821,250	766,467
Deferred income taxes	1,021,320	1,032,281
Total current assets	**28,575,011**	**20,374,186**
Property, plant and equipment	38,269,142	37,212,463
Less accumulated depreciation and amortization	(28,777,323)	(27,075,279)
Net property, plant and equipment	9,491,819	10,137,184
Cash surrender value of officers life insurance	172,536	157,835
Deferred income taxes	188,650	1,387,353
Goodwill	6,481,037	6,481,037
Other assets	643,721	499,417
Total assets	**$ 45,552,774**	**$ 39,037,012**

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current liabilities:		
Current installments of long-term debt	$ 714,256	$ 1,078,350
Current installments of capital lease obligations	704,408	688,991
Accounts payable	5,694,152	4,620,399
Accrued taxes and other expenses	6,510,216	5,749,949
Total current liabilities	**13,623,032**	**12,137,689**
Long-term debt, excluding current installments	4,658,464	4,603,977
Capital lease obligations, excluding current installments	1,612,664	2,317,072
Minority interest (Note 7)	583,533	616,157
Retirement and other liabilities	832,141	737,581
Total liabilities	**21,309,834**	**20,412,476**
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding	—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 5,375,381 shares in 2007 and 5,156,764 shares in 2006	53,754	51,568
Additional paid-in capital	11,768,799	10,311,682
Retained earnings	12,420,387	8,261,286
Total stockholders' equity	**24,242,940**	**18,624,536**
Total liabilities and stockholders' equity	**$ 45,552,774**	**$ 39,037,012**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2007	2006	2005
Net sales	$ 93,595,140	$ 93,749,239	$ 83,962,457
Cost of sales	70,784,986	74,511,940	69,361,157
Gross profit	**22,810,154**	**19,237,299**	**14,601,300**
Selling, general and administrative expenses	15,562,800	14,183,117	12,430,515
Operating Income	**7,247,354**	**5,054,182**	**2,170,785**
Other income (expense):			
Interest Expense	(479,171)	(963,982)	(1,041,714)
Equity in net income of unconsolidated partnership	15,038	15,037	12,531
Minority interest earnings	(72,370)	(87,298)	(305,037)
Other, net	32,500	(9,705)	30,734
Total other expense	(504,003)	(1,045,948)	(1,303,486)
Income before income tax provision	6,743,351	4,008,234	867,299
Income tax expense	2,584,250	1,493,361	208,208
Net income	**$ 4,159,101**	**$ 2,514,873**	**$ 659,091**
Net income per share:			
Basic	$ 0.78	$ 0.50	$ 0.14
Diluted	$ 0.71	$ 0.45	$ 0.13
Weighted average common shares:			
Basic	5,306,948	5,022,532	4,798,008
Diluted	5,861,420	5,571,068	5,260,569

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2004	**4,678,566**	**$ 46,786**	**$ 8,652,488**	**$ 5,087,322**	**$ 13,786,596**
Employee Stock Purchase Plan	16,931	169	48,416	—	48,585
Stock issued in lieu of compensation	65,472	655	239,795	—	240,450
Exercise of stock options, net of shares presented for exercise	67,110	671	25,773	—	26,444
Net income	—	—	—	659,091	659,091
Balance at December 31, 2005	**4,828,079**	**48,281**	**8,966,472**	**5,746,413**	**14,761,166**
Employee Stock Purchase Plan	21,148	211	47,111	—	47,322
Stock issued in lieu of compensation	54,411	544	143,703	—	144,247
Share-based compensation	—	—	459,340	—	459,340
Exercise of stock options, net of shares presented for exercise	253,126	2,532	518,189	—	520,721
Windfall tax benefits	—	—	176,867	—	176,867
Net income	—	—	—	2,514,873	2,514,873
Balance at December 31, 2006	**5,156,764**	**51,568**	**10,311,682**	**8,261,286**	**18,624,536**
Employee Stock Purchase Plan	4,721	47	23,848	—	23,895
Stock issued in lieu of compensation	41,000	410	691,614	—	692,024
Share-based compensation	55,189	552	255,524	—	256,076
Exercise of stock options, net of shares presented for exercise	117,707	1,177	271,037	—	272,214
Windfall tax benefits	—	—	215,094	—	215,094
Net income	—	—	—	4,159,101	4,159,101
Balance at December 31, 2007	**5,375,381**	**$ 53,754**	**$ 11,768,799**	**$ 12,420,387**	**$ 24,242,940**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 4,159,101	$ 2,514,873	$ 659,091
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,815,021	3,059,702	2,936,691
Equity in net income of unconsolidated affiliate and partnership	(15,038)	(15,038)	(12,531)
Minority interest	72,376	87,298	305,037
(Gain) or Loss on disposal of property, plant and equipment	(32,500)	9,705	—
Share-based compensation	692,024	459,340	—
Stock issued in lieu of compensation	256,076	144,247	240,450
Deferred income taxes	1,209,664	856,605	(97,899)
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	(166,829)	3,767,676	(3,480,842)
Inventories	53,051	598,132	(1,205,360)
Prepaid expenses	(54,783)	25,210	(80,983)
Accounts payable	531,704	(647,048)	1,335,525
Accrued taxes and other expenses	760,267	1,269,710	495,352
Retirement and other liabilities	94,560	41,801	(84,724)
Cash surrender value of officers life insurance	(14,701)	(17,700)	(14,209)
Other assets	(213,376)	(61,105)	12,801
Net cash provided by operating activities	**10,146,617**	**12,093,408**	**1,008,399**
Cash flows from investing activities:			
Additions to property, plant and equipment	(2,100,584)	(1,515,533)	(1,109,995)
Payments received on affiliated partnership	15,038	15,038	12,531
Proceeds from sale of property, plant and equipment	32,500	30,000	—
Acquisition of assets of Stephen Packaging, Corp.	—	(309,229)	—
Net cash used in investing activities	**(2,053,046)**	**(1,779,724)**	**(1,097,464)**
Cash flows from financing activities:			
Net borrowings (payments) under notes payable	—	(7,990,521)	67,051
Change in book overdrafts	542,049	(832,378)	1,061,594
Proceeds from long-term borrowings	786,000	—	731,388
Distribution to United Development Company Partners	(105,000)	(104,994)	(104,993)
Tax benefit from exercise of non-qualified stock options	215,094	176,867	—
Proceeds from sale of common stock	296,109	568,043	75,029
Principal repayment of long-term debt	(1,095,607)	(691,251)	(1,366,834)
Principal repayment of obligations under capital leases	(688,991)	(2,046,680)	(426,769)
Proceeds from refinancing capital leases	—	1,359,000	—
Net cash (used in) provided by financing activities	**(50,346)**	**(9,561,914)**	**36,466**
Net change in cash	8,043,225	751,770	(52,599)
Cash at beginning of year	1,017,122	265,352	317,951
Cash at end of year	**$ 9,060,347**	**$ 1,017,122**	**$ 265,352**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") is an innovative designer and custom converter of foams, plastics and natural fiber products principally serving the automotive, computer and electronics, medical, aerospace and defense, consumer and industrial markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly owned subsidiaries, Moulded Fibre Technology, Inc., Simco Automotive Trim and Simco Automotive Technology. The Company also consolidates United Development Company Limited, of which the Company owns 26.32% (see Note 7). All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

The Company periodically reviews the collectibility of its accounts receivable. Provisions are established for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2007.

(c) Inventories

Inventories that include material, labor and manufacturing overhead are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory. Provisions are established for potential obsolescence. Determining adequate reserves for inventory obsolescence requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2007.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated and amortized using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. Certain manufacturing machines that are dedicated to a specific program–where total units to be produced over the life of the program are estimable–are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter
Buildings and improvements	31.5 years
Equipment	8–10 years
Furniture and fixtures	5–7 years

Property, plant and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

(e) Income Taxes

The Company's income taxes are accounted for under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires manage-ment's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

(g) Investments in Realty Partnership

The Company has invested in Lakeshore Estates Associates, a realty limited partnership. The Lakeshore Estates investment is stated at cost, plus or minus the Company's proportionate share of the limited partnerships' income or losses, less any distributions received from the limited partnership. The Company has recognized its share of Lakeshore Estates Associates' losses only to the extent of its original investment in, and advances to, this partnership. The Company's book value in this investment is zero at December 31, 2007, and 2006, respectively.

(h) Goodwill

Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow model. The Company completed its annual goodwill impairment test as of December 31, 2007, and determined that no goodwill was impaired.

(i) Intangible Assets

Intangible assets include patents and other intangible assets. Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from eight to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their value may be reduced.

(j) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company utilizes zero-balance disbursement accounts to manage its funds. These accounts reflect negative cash balances as checks clear the banking system. In accordance with accounting principles generally accepted in the United States of America, the negative cash book balances at the end of a period are reclassified to accounts payable. At December 31, 2007, and 2006, the amounts reclassified were approximately $2.2 million and $1.7 million, respectively.

(k) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Segments and Related Information

The Company has adopted the provisions of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which established standards for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports (see Note 19).

(m) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 but does not believe that the adoption of SFAS No. 157 will have any material impact on its financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows, and results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141R is effective for the Company for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosures of this standard.

(n) Share-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS No. 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." The Company elected to adopt the modified prospective transition method as provided SFAS No. 123R, and, accordingly, financial statement amounts for the periods prior to January 1, 2006, presented in this Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R and for the unvested portion of all share-based payments previously granted that remain outstanding, which were based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. The Company expenses its share-based compensation on a straight-line basis over the requisite service period for each award.

The provisions of SFAS No. 123R apply to share-based payments made through several plans, which are described below. The compensation cost that has been charged against income for those plans is as follows:

		Years Ended December 31	
		2007	**2006**
Cost of sales	$	—	—
Selling, general & administrative expense		692,024	459,340
Total share-based compensation expense	**$**	**692,024**	**459,340**

The Company has recorded compensation expense of $106,616 for the year ended December 31, 2007, for options granted during the period. The compensation expense was determined as the intrinsic fair market value of the options, using a lattice-based option valuation model with the assumptions noted as follows:

	Years Ended December 31	
	2007	2006
Expected volatility	76.7% to 89.3%	92.7% to 96.7%
Expected dividends	None	None
Risk-free interest rate	3.4% to 5.0%	4.7% to 5.1%
Exercise price	Closing price on date of grant	Closing price on date of grant
Imputed life	4.1 to 7.9 years (output in lattice-based model)	4.0 to 8.0 years (output in lattice-based model)

The weighted average grant date fair value of options granted during 2007 and 2006 was $2.38 and $2.51, respectively.

The total income tax benefit recognized in the income statement for share-based compensation arrangements was approximately $263,000 and $175,000 for the years ended December 31, 2007, and 2006, respectively.

The Company did not recognize compensation expense for employee stock options for the year ended December 31, 2005, when the exercise price of the employee stock option equaled the market price of the underlying stock on the grant date. The following table illustrates the effects on net income and earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee awards:

	Year Ended December 31, 2005
Net income as reported	$ 659,091
Total stock-based compensation expense determined under fair value-based method for all awards net of tax-related effects	(553,109)
Pro forma net income	**105,982**
Basic net income per share as reported	0.14
Pro forma basic net income per share	0.02
Diluted net income per share as reported	0.13
Pro forma diluted net income per share	$ 0.02

The fair value of each option grant for options granted prior to January 1, 2006, is estimated on the date of grant, using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31, 2005
Expected term	6.8 years
Volatility	84.4%
Risk-free interest rate	4.08%
Dividend yield	0%

The weighted average fair value of options granted during 2005 was $2.39.

(o) Deferred Rent

The Company accounts for escalating rental payments on the straight-line basis over the term of the lease.

(p) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included as revenue.

(q) Research and Development

The Company, on a routine basis, incurs costs related to research and development activity. These costs are expensed as incurred. Approximately $982,000 was expensed in the 12-month period ended December 31, 2007.

(2) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Years Ended December 31		
	2007	2006	2005
Interest	$ 486,826	$ 1,001,382	$ 1,022,314
Income taxes (refunds)—net	$ 322,824	$ 368,975	$ 81,019

Significant non-cash transactions:

	Years Ended December 31		
	2007	2006	2005
Property and equipment acquired under capital lease	$ —	$ 691,705	$ 1,380,615
Windfall tax benefits	215,094	176,867	—
Shares presented for stock option exercises	—	(15,500)	(104,750)
Total non-cash transactions	**$ 215,094**	**$ 853,072**	**$ 1,275,865**

(3) Receivables

Receivables consist of the following:

	December 31	
	2007	2006
Accounts receivable—trade	$ 12,102,599	$ 11,969,616
Less allowance for doubtful receivables	(307,131)	(340,977)
	$ 11,795,468	**$ 11,628,639**

(4) Goodwill and Other Intangible Assets

The Company completed its annual impairment test of goodwill in the fourth quarter of 2007, and determined that no goodwill was impaired.

At December 31, 2007, and December 31, 2006, the carrying value of the Company's definite-lived intangible assets was $244,913 and $313,985, respectively, net of accumulated amortization. Future amortization for years ended December 31 will be approximately:

2008	$ 69,000
2009	69,000
2010	69,000
2011	37,913
2012	—
Thereafter	—
Total:	**$ 244,913**

(5) Inventories

Inventories consist of the following:

	December 31	
	2007	2006
Raw materials	$ 3,681,262	$ 3,796,380
Work in process	340,134	293,580
Finished goods	2,150,635	2,080,537
Reserve for obsolescense	(295,405)	(240,820)
	$ 5,876,626	**$ 5,929,677**

(6) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31	
	2007	2006
Land	$ 409,119	$ 409,119
Buildings and improvements	4,947,111	4,537,484
Leasehold improvements	1,849,216	1,821,944
Equipment	28,601,575	28,121,833
Furniture and fixtures	2,055,184	2,026,102
Construction in progress-equipment/buildings	406,937	295,981
	$ 38,269,142	**$ 37,212,463**

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $2,745,948, $3,003,070 and $2,902,329, respectively.

(7) Investment in and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). In compliance with FIN 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," the Company has consolidated the financial statements of UDT as of December 31, 2003. Prior to December 31, 2003, this investment was accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership.

Included in the December 31 consolidated balance sheets are the following amounts related to UDT:

	December 31	
	2007	2006
Cash	$ 165,361	$ 196,465
Net property, plant and equipment	1,408,264	1,084,241
Accrued expenses	12,900	48,666
Current and long-term debt	768,744	395,779

There was no impact on net income.

(8) Indebtedness

As a component of consolidating UDT's assets, the Company included $165,361 in cash at December 31, 2007. Although this cash balance is not legally restricted, the Company does not use this cash in its operations.

On February 28, 2003, the Company obtained a credit facility, which has been amended effective March 24, 2004, June 28, 2004, and November 21, 2005, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $17 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $3.7 million with a seven-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iii) a term loan of $2.3 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under the revolving credit facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. For example, as of December 31, 2007, based upon no revolving credit facility borrowings outstanding and collateral levels, the Company had availability of $12.9 million of credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus a margin that ranges from 1.0% to 1.5%, depending upon Company performance. All borrowings at December 31, 2007, had interest computed at Prime or LIBOR plus 1.0%. Under the amended credit facility, the Company is subject to certain financial covenants, including maximum capital expenditures and minimum fixed-charge coverage. As of December 31, 2007, the Company was in compliance with all of these covenants. The Company's $17 million revolving credit facility, as amended, is due February 28, 2009; the $3.7 million term loan and the $2.3 million mortgage are due November 21, 2011. At December 31, 2007, the interest rate on these facilities ranged from 5.9% to 7.3%.

As a result of the consolidation of UDT, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313, was included within long-term debt in the December 31, 2006, consolidated financial statements. On May 22, 2007, this note was refinanced. The remaining principal balance of $388,356 on the old note was paid in full. The new note is secured by the Florida facility and has a principal balance of $786,000. The note calls for 180 monthly payments of $7,147. The interest rate is fixed at approximately 7.2%. The additional funds of approximately $400,000 were used to fund building improvements in the Florida facility. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not a guarantor and is not subject to any financial covenants under this mortgage note. The outstanding balance on this note at December 31, 2007, is $768,744.

Long-term debt consists of the following:

	December 31 2007	December 31 2006
Mortgage note	$ 2,015,000	$ 2,171,000
Notes payable, term loans	2,588,976	3,115,548
United Development Company mortgage	768,744	395,779
Total long-term debt	**5,372,720**	**5,682,327**
Less current installments	714,256	1,078,350
Long-term debt, excluding current installments	**$ 4,658,464**	**$ 4,603,977**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:	
2008	$ 714,256
2009	716,467
2010	718,985
2011	721,691
2012 and thereafter	2,501,321
	$ 5,372,720

(9) Accrued Taxes and Other Expenses

Accrued taxes and other expenses consist of the following:

	December 31 2007	December 31 2006
Compensation	$ 2,165,994	$ 1,666,949
Benefits	973,405	1,464,198
Paid time off	545,426	486,680
Other	2,825,391	2,132,122
	$ 6,510,216	**$ 5,749,949**

(10) Income Taxes

The Company's income tax (benefit) provision for the years ended December 31, 2007, 2006, and 2005 consists of approximately:

	Years Ended December 31 2007	2006	2005
Current:			
Federal	$ 983,000	$ 160,000	$ —
State	391,000	300,000	122,000
	1,374,000	**460,000**	**122,000**
Deferred:			
Federal	1,147,000	1,061,000	131,000
State	63,000	(28,000)	(45,000)
	1,210,000	**1,033,000**	**86,000**
Total income tax provision	**$ 2,584,000**	**$ 1,493,000**	**$ 208,000**

At December 31, 2007, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,784,000, and for state income tax purposes of approximately $808,000, which are available to offset future taxable income and expire during the federal tax years ending December 31, 2019 through 2024.

The future benefit of the net operating loss carryforwards acquired from Simco will be limited to approximately $300,000 per year in accordance with Section 382 of the Internal Revenue Code. As of December 31, 2007, net operating loss carryforwards acquired from Simco for federal income tax purposes totaled $2,784,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are approximately as follows:

	December 31 2007	December 31 2006
Deferred tax assets related to:		
Equity-based compensation	$ 244,000	$ —
Research and development credits	—	650,000
Compensation programs	278,000	195,000
Retirement liability	190,000	263,000
Net operating loss carryforwards	979,000	1,758,000
AMT tax	—	123,000
Reserves	243,000	357,000
Other	66,000	62,000
Total deferred tax assets	**2,000,000**	**3,408,000**
Deferred tax liabilities related to:		
Excess of book over tax basis of fixed assets	339,000	617,000
Goodwill	434,000	364,000
Other	17,000	7,000
Total deferred tax liabilities	**790,000**	**988,000**
Net deferred tax assets	**$ 1,210,000**	**$ 2,420,000**

The amount recorded as net deferred tax assets as of December 31, 2007 and 2006 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax asset of $1,210,000 at December 31, 2007, is more likely than not to be realized in the carryforward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2007	2006	2005
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	4.5	4.6	5.9
Officers life insurance	0.0	0.1	1.4
Meals and entertainment	0.3	0.3	3.0
R&D credits	(1.1)	(2.7)	(20.3)
Non-deductible ISO stock option expense	0.5	1.0	0.0
Other	0.1	0.0	0.0
Effective tax rate	**38.3%**	**37.3%**	**24.0%**

The impact on the Company's 2005 effective tax rate from research and development credits is higher than usual due to true-up adjustments.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has not been audited by the Internal Revenue Service since 2001 or by any states in connection with income taxes, with the exception of returns filed in the state of Michigan, which have been audited through 2004. The tax returns for the years 2004 through 2006, and certain items carried forward from earlier years and utilized in those returns, remain open to examination by the IRS and various state jurisdictions.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized no increase in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") is as follows:

	Federal State Tax
Gross UTB Balance at January 1, 2007	$ 235,000
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	325,000
Reductions for tax positions of prior years	—
Settlements	—
Reductions due to lapse of applicable statute of limitations	—
Gross UTB Balance at December 31, 2007	$ 560,000
Net UTB impacting the effective tax rate at December 31, 2007	$ 560,000

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of January 1, 2007, and December 31, 2007, respectively, are $235,000 and $560,000.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. At January 1, 2007, and December 31, 2007, accrued interest and penalties on a gross basis were zero and $115,000, respectively.

(11) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2007	2006	2005
Basic weighted average common shares outstanding during the year	5,306,948	5,022,532	4,798,008
Weighted average common equivalent shares due to stock options	554,472	548,536	462,561
Diluted weighted average common shares outstanding during the year	**5,861,420**	**5,571,068**	**5,260,569**

(12) Stock Option and Equity Incentive Plans

Employee Stock Option Plan

The Company's 1993 Employee Stock Option Plan ("Employee Stock Option Plan"), which is stockholder approved, provides long-term rewards and incentives in the form of stock options to the Company's key employees, officers, employee directors, consultants and advisors. The plan provides for either non-qualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for non-qualified stock options shall be determined by the Compensation Committee. These options expire over five- to ten-year periods.

Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the options, except for options granted to officers, which may vest on a different schedule. At December 31, 2007, there were 723,125 options outstanding under the Employee Stock Option Plan. Should stock options be issued under the Employee Stock Option Plan in the future, the Company will record compensation expense based upon the intrinsic fair market value of the stock options, using a lattice-based option valuation model.

Equity Incentive Plan

In June 2003, the Company formally adopted the 2003 Equity Incentive Plan (the "Equity Incentive Plan"). The Plan is intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses. Two types of awards may be granted to participants under the Equity Incentive Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to or otherwise based on or related to shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), unrestricted or restricted stock, nonqualified options, performance shares or stock appreciation rights. The Company determines the form, terms and conditions, if any, of any awards made under the Equity Incentive Plan. The maximum number of shares of common stock, in the aggregate, that may be delivered in payment or in respect of stock issued under the Plan was increased by 750,000 shares to 1,250,000 shares, effective June 6, 2007. Through December 31, 2007, 287,355 shares of common stock have been issued under the Equity Incentive Plan, none of which have been restricted; an additional 272,000 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies.

Stock Purchase Plan

On April 18, 1998, the Company adopted the 1998 Stock Purchase Plan (the "Stock Purchase Plan"), which provides that all employees of the Company (who work more than 20 hours per week and more than five months in any calendar year, and who are employees on or before the applicable offering period) are eligible to participate. The Stock Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986. Under the Stock Purchase Plan, participants may have up to 10% of their base salaries withheld for the purchase of the Company's Common Stock at 95% of the market value of the common stock on the last day of the offering period. The offering periods are from January 1 through June 30 and from July 1 through December 31 of each calendar year. The 1998 Stock Purchase Plan provides for the issuance of up to 400,000 shares of common stock. Through December 31, 2007, there were 303,049 shares issued under this plan.

Director Plans

Through July 15, 1998, the Company maintained a stock option plan covering non-employee directors (the "1993 Director Plan"). Effective July 15, 1998, with the formation of the 1998 Director Stock Option Incentive Plan (the "1998 Director Plan"), the 1993 Director Plan was frozen. The 1993 Director Plan provided for options for the issuance of up to 110,000 shares of common stock. On July 1 of each year, each individual who at the time was serving as a non-employee director of the Company received an automatic grant of options to purchase 2,500 shares of common stock. These options became exercisable in full on the date of the grant and expire 10 years from the date of grant. The exercise price was the fair market value of the common stock on the date of grant. At December 31, 2007, there were 5,000 options outstanding under the 1993 Director Plan.

Effective July 15, 1998, the Company adopted the 1998 Director Plan ("1998 Director Plan") for the benefit of non-employee directors of the Company. The 1998 Director Plan provided for options for the issuance of up to 425,000 shares of common stock. On June 2, 2004, the Company amended the 1998 Director Plan to increase the allowable amount to 725,000 shares. These options become exercisable in full at the date of grant and expire 10 years from the date of grant. In connection with the adoption of the 1998 Director Plan, the 1993 Director Plan was frozen; however, the options outstanding under the 1993 Director Plan were not affected by the adoption of the new plan. At December 31, 2007, there were 375,683 options outstanding under the 1998 Director Plan.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2004	**1,175,537**	**$ 1.97**	—
Granted	305,759	3.08	
Exercised	(86,875)	1.51	
Cancelled or expired	(18,875)	3.20	—
Outstanding at December 31, 2005	**1,375,546**	**$ 2.23**	—
Granted	64,877	5.86	
Exercised	(255,614)	2.10	
Cancelled or expired	(28,750)	4.45	—
Outstanding December 31, 2006	**1,156,059**	**$ 2.40**	—
Granted	65,456	5.35	
Exercised	(117,707)	2.31	—
Cancelled or expired	—	—	
Outstanding December 31, 2007	**$ 1,103,808**	**$ 2.59**	**$ 5,257,661**
Exercisable at December 31, 2007	**$ 1,036,808**	**$ 2.48**	**$ 5,049,255**
Vested and expected to vest at December 31, 2007	**$ 1,103,808**	**$ 2.59**	**$ 5,257,661**

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2007:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	**Outstanding as of 12/31/07**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Exercisable as of 12/31/07**	**Weighted average exercise price**
$0.00 - $0.99	50,000	4.1	$ 0.81	50,000	$ 0.81
$1.00 - $1.99	334,956	4.0	1.23	334,956	1.23
$2.00 - $2.99	347,184	5.1	2.50	347,184	2.50
$3.00 - $3.99	238,835	4.5	3.33	198,085	3.32
$4.00 - $4.99	7,500	2.8	4.71	3,750	4.48
$5.00 - $5.99	65,456	8.2	5.15	52,956	5.14
$6.00 - $6.99	59,877	7.9	6.15	49,877	6.07
	1,103,808	**4.9**	**$ 2.59**	**1,036,808**	**$ 2.48**

The total grant date fair value of stock options that vested during the 12 months ended December 31, 2007, and 2006 was approximately $304,000 and 702,000, respectively, each with a weighted average remaining contractual term of approximately six years.

During the years ended December 31, 2007, and 2006, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was $357,426 and $883,417, respectively, and the total amount of consideration received from the exercise of these options was $272,214 and $537,665, respectively.

On February 26, 2007, the Company's Compensation Committee approved the issuance of 25,000 shares of unrestricted common stock to the Company's Chairman, Chief Executive Officer and President under the 2003 Equity Incentive Plan. The shares will be issued on January 1, 2008. Based upon the provisions of SFAS No. 123R, the Company has recorded compensation expense of $116,000 during the 12-month period ended December 31, 2007 based on the grant date price of $4.64 at February 26, 2007.

Beginning in 2006, RSUs have been granted under the 2003 Equity Incentive Plan to the executive officers of the Company. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's stock price, and is charged to expense ratably during the service period. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested. The following table summarizes information about stock unit award activity during the 12-month period ended December 31, 2007:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2005 and 2004	**—**	**$ —**
Awarded	144,000	6.15
Shares distributed	—	—
Forfeited/cancelled	—	—
Outstanding at December 31, 2006	**144,000**	**6.15**
Awarded	144,000	4.91
Shares distributed	(16,000)	6.15
Forfeited/cancelled	—	—
Outstanding at December 31, 2007	**272,000**	**$ 5.49**

The Company recorded $364,977 and $205,404 in compensation expense related to these SUAs during the years ended December 31, 2007, and 2006, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2007, vest:

	Options	Common Stock	Restricted Stock Units	Total
2008	$ 100,692	$ —	$ 427,624	$ 528,316
2009	42,403	—	379,754	422,157
2010	22,682	—	223,318	246,000
2011	11,082	—	57,376	68,458
	$ 176,859	**$ —**	**$ 1,088,072**	**$ 1,264,931**

(13) Preferred Stock

On January 13, 1999, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on February 5, 1999, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $30.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement.

(14) Supplemental Retirement Plan

The Company has a supplemental retirement plan for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $4,000, $111,000 and $42,000 for the years ended December 31, 2007, 2006 and 2005, respectively, in accordance with this plan, which includes both current costs and prior service costs for these individuals. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate. Total projected future cash payments for the years ending December 31, 2008 through 2011 are approximately $148,000, $105,000, $101,000 and $80,100, respectively, and approximately $331,000 thereafter.

(15) Commitments and Contingencies

(a) Leases – The Company has operating leases for certain facilities that expire through 2015. Certain of the leases contain escalation clauses that require payments of additional rent, as well as increases in related operating costs. The Company also leases various equipment under capital leases that expire through 2011.

Included in property, plant and equipment are the following amounts held under capital lease:

	December 31	
	2007	**2006**
Equipment	$ 4,261,592	$ 4,539,977
Less accumulated depreciation	(2,213,238)	(1,695,186)
	$ 2,048,354	**$ 2,844,791**

Future minimum lease payments under noncancelable operating leases and the present value of future minimum lease payments under capital leases as of December 31, 2007, are as follows:

Years Ending December 31:	**Capital Leases**	**Operating Leases**
2008	852,894	1,761,199
2009	798,979	1,353,216
2010	717,916	1,105,329
2011	244,251	830,468
Thereafter	—	1,449,216
Total minimum lease payments	**$ 2,614,040**	**$ 6,499,428**
Less amount representing interest	296,968	
Present value of future minimum lease payments	**2,317,072**	
Less current installments of obligations under capital leases	704,408	
Obligations under capital lease, excluding current installments	**$ 1,612,664**	

Rent expense amounted to approximately $2,464,000, $2,375,000 and $2,230,000 in 2007, 2006 and 2005, respectively. Approximately $263,000, $244,000, and $244,000 in 2007, 2006 and 2005, respectively, was paid to United Development Company Limited ("UDT"), a real estate company of which the Company owns 26.32%, that owns the Decatur, Alabama, and Kissimmee, Florida, facilities. The 2007, 2006 and 2005 rent expense incurred from UDT has been eliminated in consolidation.

(b) Legal – The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(16) Employee Benefits Plans

The Company maintains a profit-sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $590,000, $432,000 and $451,000, respectively, in 2007, 2006 and 2005.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $75,000 per insured person, along with an aggregate stop loss determined by the number of participants.

During 2006, the Company established an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment by the Company to pay amounts due under the Plan. There is currently no security mechanism to ensure that the Company will pay these obligations in the future.

The compensation withheld from Plan participants, together with investment income on the Plan, is reflected as a deferred compensation obligation to participants and is classified within accrued liabilities in the accompanying balance sheet. At December 31, 2007, the balance of the deferred compensation liability totaled approximately $273,000. The related assets, which are held in the form of a company-owned, variable life insurance policy that names the Company as the beneficiary, are classified within other assets in the accompanying balance sheet and are reported at cash surrender value, which was approximately $262,000 as of December 31, 2007.

(17) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a transaction between willing parties.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses, notes payable to bank, accounts payable and accrued expenses and payroll withholdings are stated at carrying amounts that approximate fair value because of the short maturity of those instruments.

Long-term debt and capital lease obligations are subject to interest rates currently offered to the Company; therefore, the historical carrying amount approximates fair value.

(18) Subsequent Event

On January 18, 2008, the Company acquired 100% of the common stock of Stephenson & Lawyer, Inc., a Grand Rapids, Michigan-based foam fabricator. S&L will be consolidated into the company's financial statements effective as of January 1, 2008. Operating out of a 255,000-square-foot manufacturing plant, S&L specializes in the fabrication of technical urethane foams. In addition to significantly adding to the Company's real estate, S&L brings to the Company access to this family of foams, modern manufacturing capabilities and a seasoned management team. Including a purchase price of $7,225,000 plus transaction costs, the total acquisition cost was $7,325,000. The acquisition cost was allocated as follows:

Current assets	$	5,768,000
Other assets		182,000
Property, plant and equipment		2,620,000
Current liabilities		(1,045,000)
Other liabilities		(200,000)
Net purchase price	**$**	**7,325,000**

(19) Segment Data

The Company has adopted SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments: Packaging and Component Products. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products applications segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure and health and beauty industries with engineeied product for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits and assets agree with the Company's comparable amount contained in the audited financial statements. Revenues from customers outside of the United States are not material.

The top customer in the Company's Component Products segment comprises 31% of that segment's total sales and 18% of the Company's total sales for the year ended December 31, 2007. The top customer in the Company's Packaging segment comprises 11% of that segment's total sales and 5% of the Company's total sales for the year ended December 31, 2007.

The results for the Packaging segment include the results of United Development Company Limited.

Financial statement information by reportable segment is as follows:

2007	Component Products	Packaging	Total
Sales	$ 53,782,483	$ 39,812,657	$ 93,595,140
Operating income	4,767,544	2,479,810	7,247,354
Total assets	18,665,208	26,887,566	45,552,774
Depreciation/amortization	1,875,488	939,533	2,815,021
Capital expenditures	309,600	1,790,984	2,100,584
Interest expense	174,171	305,000	479,171
Goodwill	4,463,246	2,017,791	6,481,037

2006	Component Products	Packaging	Total
Sales	$ 55,757,985	$ 37,991,254	$ 93,749,239
Operating income	2,833,743	2,220,439	5,054,182
Total assets	21,131,060	17,905,952	39,037,012
Depreciation/amortization	1,933,949	1,125,753	3,059,702
Capital expenditures	911,032	604,501	1,515,533
Interest expense	493,534	470,448	963,982
Goodwill	4,463,246	2,017,791	6,481,037

2005	Component Products	Packaging	Total
Sales	$ 48,218,839	$ 35,743,618	$ 83,962,457
Operating income (loss)	(601,839)	2,772,624	2,170,785
Total assets	25,460,467	18,539,549	44,000,016
Depreciation/amortization	1,645,010	1,291,681	2,936,691
Capital expenditures	35,485	1,074,510	1,109,995
Interest expense	582,266	459,448	1,041,714
Goodwill	4,463,246	2,017,791	6,481,037

(20) Quarterly Financial Information (unaudited)

Year ended 12/31/2007	Q1	Q2	Q3	Q4
Net sales	$ 22,012,636	$ 23,180,140	$ 22,937,289	$ 25,465,075
Gross profit	4,599,482	5,784,955	5,302,277	7,123,440
Net income	521,420	976,967	883,279	1,777,435
Basic net income per share	0.10	0.18	0.17	0.33
Diluted net income per share	0.09	0.17	0.15	0.30

Year ended 12/31/2006	Q1	Q2	Q3	Q4
Net sales	$ 24,140,718	$ 24,533,970	$ 21,737,107	$ 23,337,444
Gross profit	4,878,826	5,289,301	4,176,799	4,892,373
Net income	573,594	700,544	395,515	845,220
Basic net income per share	0.12	0.14	0.08	0.16
Diluted net income per share	0.11	0.13	0.07	0.15

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements regarding: the Company's ability to outperform its competition and achieve growth targets; the Company's beliefs about the advantages that its size, engineering capability and high-quality manufacturing will help win new business, statements about the Company's growth strategies and growth potential, including by way of acquisition. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including the ability of the Company to achieve positive results due to competition, decisions by customers to cancel or defer orders for its products that previously had been accepted, risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of such acquisition transactions and integration of any such acquisition candidates, evolving customer requirements, recent increases and possible further increases in the cost of the Company's raw materials and energy that the Company may not be able to pass through to its customers, difficulties associated with the rollout of new products, the costs of compliance with Sarbanes-Oxley-related requirements, general economic and industry conditions and other factors. Accordingly, actual results may differ materially. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this financial report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Comparison of Five-Year Cumulative Total Returns Performance Graph for UFP Technologies, Inc.

Produced on 03/04/2008, including data to 12/31/2007



$700
$600
$500
$400
$300
$200
$100
$0
680.6
198.0
92.4
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
——— ■	UFP Technologies, Inc.	100.0	174.1	350.9	219.4	520.4	680.6
— — — ★	NASDAQ Stock Markets (U.S. Companies)	100.0	149.5	162.7	166.2	182.6	198.0
- - - - ▲	NASDAQ Stocks (SIC 3080—3089 U.S. Companies) Miscellaneous Plastics Products	100.0	119.9	107.9	98.4	132.1	92.4

Notes

A. The line represents monthly index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

D. The index level for all series was set to $100.0 on 12/31/2001.

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m., on June 4, 2008, at the Sheraton Ferncroft Resort, 50 Ferncroft Road, Danvers, MA 01923.

COMMON STOCK LISTING

UFP Technologies' common stock is traded on Nasdaq under the symbol UFPT.

STOCKHOLDER SERVICES

Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833-2107 USA

tel: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com.

CORPORATE HEADQUARTERS

UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833-2107 USA
phone: (978) 352-2200
fax: (978) 352-5616

PLANT LOCATIONS

Alabama, California, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey, Texas.

INDEPENDENT PUBLIC ACCOUNTANTS

Carlin, Charron & Rosen, LLP
1400 Computer Drive
Westborough, MA 01581

CORPORATE COUNSELS

Lynch Brewer Hoffman & Fink, LLP
101 Federal Street, 22nd Floor
Boston, MA 02110

Brown, Rudnick, Berlack, Israels, LLP
1 Financial Center
Boston, MA 02111

ABOUT THIS REPORT

The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed in the future. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

WORLD WIDE WEB

In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters, including a copy of the Company's code of business conduct and ethics, are available on the Company's website at www.ufpt.com.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly **do**
Chairman, CEO and President

Richard L. Bailly **d**
Retired

Kenneth L. Gestal **d**
President & Managing Partner
Decision Capital, LLC

David B. Gould **d**
President
Westfield, Inc.

Marc D. Kozin **d**
President
LEK Consulting, LLC

Ronald J. Lataille **o**
Vice President, Treasurer
and Chief Financial Officer

Richard S. LeSavoy **o**
Vice President
Manufacturing

Thomas W. Oberdorf **d**
Senior Vice President and
Chief Financial Officer
Getty Images

Mitchell C. Rock **o**
Vice President
Sales and Marketing

Michael J. Ross **d**
Chairman, Dalriada Ltd.
Partner, ADM Properties
Director, St. Andrews
Energy Limited

Daniel J. Shaw, Jr. **o**
Vice President
Engineering

David K. Stevenson **d**
Director, Trustee and
Consultant

d Directors **o** Officers

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers.
We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging, rewarding work environment for all of our employees.

QUALITY

We are dedicated to continuously improving our quality of service, quality of communications, quality of relationships and quality of commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant re-examination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous decision making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.

UFP TECHNOLOGIES

END

UFP TECHNOLOGIES, INC. 172 East Main Street, Georgetown, MA 01833 USA
tel: 978.352.2200 • fax: 978.352.5616 • web: www.ufpt.com

Alabama California Florida Georgia Illinois Iowa Massachusetts Michigan New Jersey Texas